Exhibit (b)(1)

[GE CAPITAL LETTERHEAD]

GE Capital Business Credit
General Electric Capital Corporation
100 California Street, 10th Floor, San Francisco CA  94111

CONFIDENTIAL

October 24, 2003

Mr. Herbert Montgomery
Main Street Acquisition Company, Inc.
900 Lightpost Way
Morgan Hill, CA  95037

Re:          Commitment Letter

Dear Mr. Montgomery:

GE Corporate Financial Services, Inc. (“GE Capital” or the “Lender”) is pleased to offer its commitment to provide, on the terms and subject to the conditions set forth in this letter (together with Schedule A attached hereto, this “Commitment Letter”), up to $25,000,000 of financing (the “Financing”) in support of the acquisition (the “Acquisition Transaction”) of 100% of the equity of Media Arts Group, Inc. by a surviving corporate entity to be known as The Thomas Kinkade Company (the “Borrower”).  Based upon the information you have provided, we understand that the Borrower will be a domestic operating company (with two wholly owned subsidiaries to be named Thomas Kinkade Stores, Inc. and Media Arts Licensing Company) which owns substantially all of its assets and does not have any significant indebtedness.  It is contemplated that the financing will include a $22,000,000 Senior Secured Revolving Credit Facility (“Revolver”) and a $3,000,000 Senior Secured Term Loan (“Term Loan”).

SUMMARY OF FINANCING TERMS.  See Schedule A attached hereto.

LOAN DOCUMENTATION.  The loan documents will contain conditions precedent, affirmative, negative and financial covenants, representations and warranties, indemnities, events of default, remedies and other provisions, all as required by Lender.  All relevant debt and other documents, intercreditor agreements, equity or stockholder agreements, incentive and employment agreements, tax agreements and other material agreements to be acceptable to Lender.  Lender will receive opinions of counsel from Borrower’s counsel reasonably acceptable to Lender.

EXPENSES.  By signing this letter, regardless of whether the Financing closes, Borrower agrees to pay upon demand to GE Capital all expenses (including all costs and fees of internal and external legal counsel, environmental consultants, appraisers, auditors and other consultants and advisors) incurred in connection with this letter, and the Financing (and documentation thereof) and a field examination fee of $750 per person per diem, plus actual out-of-pocket expenses in connection with the conduct of GE Capital’s field audit.

DEPOSIT.  Upon acceptance of this letter, Borrower will provide an additional underwriting deposit of $75,000 (collectively with the Initial Underwriting Deposit paid under the Proposal Letter dated October 13, 2003 (the “Proposal Letter”) between GE Capital Commercial Finance, Inc. and you, the “Underwriting Deposit”), against which will be charged the expenses referred to in the immediately preceding paragraph.  The balance of the Underwriting Deposit (net of the expenses referred to in the immediately preceding paragraph) will be:

a)           Credited against the Closing Fee if the Financing closes;

b)           Retained by GE Capital as a fee if the Financing does not close by January 31, 2004, whether as a result of your election for any reason not to do business with GE Capital or a failure to fulfill any of the conditions of the proposed Financing; and

c)           Retained by GE Capital as a fee if at any time during the credit review or closing process Borrower intentionally misleads GE Capital, fails to disclose material information, elects to remain with its existing lender or obtain financing from another source, or otherwise terminates GE Capital’s efforts hereunder.

GE Capital’s commitment under this Commitment Letter is subject to the execution and delivery of final legal documents acceptable to GE Capital and its counsel and the satisfactory completion of its legal and business due diligence.  If through such due diligence or otherwise we obtain information which we believe has had or could have a Material Adverse Effect, or which indicates that any information used by us in our financial analysis and approval was materially inaccurate or contained material omissions, we may decline to provide the Financing.  To assist us in our evaluation, you will provide to GE Capital all access which we may require or reasonably request to your facilities, personnel and accountants, and copies of all documents which we may reasonably request or which you have available, including business plans, financial statements (actual and pro forma), and books and records.

This Commitment Letter is being provided to you on the condition that neither it nor its contents will be disclosed publicly or privately except to those individuals who are your officers, employees or advisors who have a need to know of them as a result of their being specifically involved in the Financing and to the Board of Directors of Media Art Group, Inc., and their advisors or employees who have a need to know of them as a result of their involvement in the Acquisition Transaction and then only on the condition that such matters may not be further disclosed.  None of such persons shall use the name of, or refer to, GE Capital, or any of its affiliates, in any correspondence, discussions, advertisement or disclosure made in connection with the Financing without the prior written consent of GE Capital.

Regardless of whether the Financing closes, Borrower agrees to indemnify and hold GE, its affiliates and the directors, officers, employees, and representatives of any of them (each an “Indemnified Party”), harmless from and against all claims, expenses (including, but not limited to, attorneys’ fees), damages, and liabilities of any kind which may be incurred by, or asserted against, any such Indemnified Party in connection with, or arising out of, this Commitment Letter, the Financing, the Acquisition Transaction, disputes or environmental liabilities, or any related investigation, litigation, or proceeding.  Notwithstanding the immediately preceding sentence, Borrower shall not indemnify any Indemnified Party for any claims, expenses, damages or liabilities arising from the gross negligence or willful misconduct of any Indemnified Party, or arising from a breach of this Commitment Letter (or the Confidenti-ality Agreement incorporated hereto) by Lender, such breach as finally adjudged by a court of competent jurisdiction (or such arbitrator or third party as the parties may mutually consent to resolve an alleged breach of this Commitment Letter or the Confidentiality Agreement incorporated hereto).  Under no circumstances shall GE or any of its affiliates be liable for any punitive, exemplary, consequential or indirect damages which may be alleged to result in connection with this Commitment Letter, the Acquisition Transaction, or the Financing.

To become effective and create a binding commitment by GE Capital to provide the Financing on the terms and subject to conditions set forth in this Commitment Letter, this Commitment Letter must be accepted by you and a signed copy of an original returned to us, along with payment of the additional Underwriting Deposit referred to above and the Commitment Fee, at or before 5:00 p.m. (Los Angeles Time) on October 27, 2003.  Upon acceptance by you of this Commitment Letter, the Commitment Fee shall be fully earned and will be non-refundable.

Upon the effectiveness of this Commitment Letter in accordance with the above paragraph, the commitment of GE Capital hereunder shall remain in effect until the earlier of:  (a) January 31, 2004 or (b) GE Capital’s written notice to Borrower that any term or condition described herein will not or cannot be fulfilled to Lender’s satisfaction in its sole discretion; and, in either case, that GE Capital has terminated its commitment hereunder by reason thereof.  Notwithstanding the expiration or termination of GE Capital’s commitment hereunder, the provisions set forth herein regarding the Commitment Fee, the Underwriting Deposit, fee and expense reimbursement, indemnities and confidentiality and waiver of jury trial shall survive such expiration or termination.

By your acceptance of this Commitment Letter, you agree that this Commitment Letter supersedes any and all discussions, negotiations, understandings or agreements, written or oral, express or implied, between us, including, without limitation, the Proposal Letter, which is hereby merged herein.  THIS COMMITMENT LETTER MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY ACTUAL OR ALLEGED PRIOR, CONTEMPORANEOUS OR SUBSEQUENT UNDERSTANDINGS OR AGREEMENTS OF THE PARTIES,

WRITTEN OR ORAL, EXPRESS OR IMPLIED, OTHER THAN A WRITING WHICH EXPRESSLY AMENDS OR SUPERSEDES THIS COMMITMENT LETTER.  ALL OTHER WRITINGS, INCLUDING, WITHOUT LIMITATION, THE PROPOSAL LETTER, ISSUED BY GE CAPITAL TO YOU PRIOR TO THE DATE HEREOF, ARE NULL AND VOID AND OF NO EFFECT.  THERE ARE NO UNWRITTEN ORAL UNDERSTANDINGS OR AGREEMENTS BETWEEN THE PARTIES.

THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA WITHOUT REFERENCE TO PRINCIPLES OF CONFLICTS OF LAW.

This Commitment Letter may be executed in counterparts, each of which shall be deemed an original and all of which counterparts shall constitute one and the same document.

BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS.  THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION (WITHOUT SUBMITTING TO ARBITRATION), THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS COMMITMENT LETTER OR ANY OF THE DEFINITIVE DOCUMENTATION.

To confirm your agreement that GE Capital should proceed on this basis, please sign and return the enclosed copy of this Commitment Letter accompanied by the amounts specified to the attention of the undersigned.

Our business is helping yours.  We look forward to continuing to work with you towards completing this Financing.

Sincerely,

GE CORPORATE FINANCIAL SERVICES, INC.

By:	/s/ Michele Mojabi
Name:	Michele Mojabi
Its:	Duly Authorized Signatory

AGREED AND ACCEPTED THIS 24TH DAY OF October       ,2003.

MAIN STREET ACQUISITION COMPANY, INC.

By:	/s/ Herbert D. Montgomery
Name:	Herbert D. Montgomery
Title:	CFO

SCHEDULE A

TERM SHEET

BORROWER:	The Thomas Kinkade Company (currently known as Main Street Acqusition Company, Inc.)

USE OF PROCEEDS:	For working capital purposes, funding the Acquisition Transaction and other corporate purposes to be determined.

REVOLVING CREDIT FACILITY

AMOUNT:	Up to $22,000,000 (including a Letter of Credit Subfacility of up to $2,000,000).

TERM:	Three years.

LENDING FORMULA:

The sum of (a) up to 70% on Borrower’s eligible accounts receivable (provided dilution on a trailing twelve month basis is less than 15%), plus (b) for Borrower’s eligible lithographed sheet and canvas inventory, up to the lesser of (i) 85% of the lower of its cost (FIFO) or market value, or (ii) 85% of its net orderly liquidation value as determined by an appraisal firm acceptable to Lender, and for Borrower’s eligible other inventory, up to the lesser of (i) 40% of the lower of its cost (FIFO) or market value, or (ii) 85% of its net orderly liquidation value as determined by an appraisal firm acceptable to Lender, less (c) reserves.  Advance rate against Licensing accounts receivables to be determined based on fur-ther due diligence.  Lender will retain the right from time to time to adjust advance rates, standards of eligibility and establish reserves against availability (including adjustments to the advance rate for increased dilution).  The face amount of all letters of credit under the Letter of Credit Subfacility will be re-served in full against availability.

Subject to the above formula, advances against inventory will be limited to $15,000,000.

TERM LOAN

AMOUNT:	$3,000,000.

TERM:	Two years.

AMORTIZATION:	Eighteen month amortization period with equal monthly principal payments beginning July 1, 2004.

If the Revolver were terminated, the Term Loan would immediately be due and payable in full.

INTEREST RATES:

On the revolving credit advances, interest at a floating rate per annum equal to the Index Rate plus four percent (4.00%); on the outstanding balance of the Term Loan, interest at a floating rate per annum equal to the Index Rate plus four and one-half percent (4.50%).  The Index Rate will be defined as the latest month end published rate for 30-day dealer commercial paper sold through dealers by major corporations which normally appears in the “Money Rates” column of The Wall Street Journal.  As of October 22, 2003, the Index Rate was 1.05% per annum.  All interest expense will be payable monthly in arrears calculated on the basis of a 360-day year and actual days elapsed.

Collections to the Revolver will be credited two business days following Lender’s receipt of good funds.

SECURITY:

Lender will receive a fully perfected first priority security interest in all of the existing and after acquired real and personal tangible and intangible assets (including all intellectual property) of Borrower and its subsidiaries, if any, and all proceeds thereof.  Intellectual property to include, without limitation, all licenses and associated revenue stream.  All of the Lender’s collateral will be free and clear of other liens, claims and encumbrances.  Obligations to the Lender under the Financing will be guaranteed by any subsidiaries of Borrower.

Mr. Thomas Kinkade and The Thomas Kinkade Family Trust will provide a personal guaranty of the term loan.  Such guaranty will be secured by real estate with a Fair Market Value of $3,000,000.  Mr. Thomas Kinkade and The Thomas Kinkade Family Trust will provide a personal guaranty of the Revolving Credit Facility, but their liability under such guarantee will be limited to $5,000,000, less the then outstanding balance of the term loan (i.e., upon funding, such guaranty would be limited to $2,000,000; if the term loan balance is reduced to $2,750,000, then the limit on the guaranty of the Revolving Credit Facility will be $2,250,000).  In addition, Mr. Thomas Kinkade will pledge to Lender all of his rights under the Master License Agreement between Thomas Kinkade and Borrower (solely with respect to and consistent with the provisions relating to royalty subordination and assignment as security (under Other Terms and Conditions below)) and will pledge to Lender 100% of his stock of Borrower.

FEES:

A fully earned and non-refundable Commitment Fee of $150,000 (.60%) will be due and payable upon Borrower’s acceptance of a Commitment Letter, and a fully earned and non-refundable Closing Fee of $350,000 (1.40%) will be due and payable at closing (against which will be credited the unused balance, net of expenses, of the Underwriting Deposit).

An Unused Line Fee equal to 0.50% per annum calculated daily on the unused daily balance of the Revolver, payable monthly in arrears.

A Letter of Credit Fee equal to 2.00% per annum on the face amount of the L/Cs issued under the Revolver, payable monthly in arrears, plus any charges assessed by the issuing bank.

Field examination fee of $750 per person per diem plus out of pocket expenses in connection with the conduct of our initial and ongoing field examinations.

Prepayment premium, payable in the event that the Financing is terminated (voluntarily, upon default or otherwise) prior to the third anniversary of the closing date as follows:  an amount equal to the initial committed amount of the Financing multiplied by 3% if terminated during the first year, 2% if terminated during the second year, and 1% if terminated during the third year.

FINANCIAL REPORTING:

Monthly:  Internally prepared financial statements.  Yearly:  Audited financial statements (including any management letter) prepared by an accounting firm acceptable to Lender, as well as an annual approved operating plan including monthly cash flow projections and excess borrowing availability for the following year.  As required:  collateral reports, projections, and such other information, certifications (including any borrowing base certificate) and reports requested by Lender.  All reports and financial statements are to be in form and scope acceptable to Lender.

FINANCIAL COVENANTS:	Financial covenants will include, without limitation, a minimum fixed charge coverage ratio requirement, minimum EBITDA requirement, and maximum capital expenditure limitations.

OTHER TERMS AND CONDITIONS:	(All to be satisfactory to Lender and its counsel.)

•	Acceptable cash management systems, including the establishment of lockbox account arrangements with daily sweeps of cash to Lender.

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Minimum excess availability at closing of $3,500,000 after giving effect to the $750,000 availability block, initial advances (including closing costs), past due taxes and accounts payable more than 60 days past due.

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A $750,000 availability block will be maintained against revolver borrowing availability until Borrower has achieved a fixed charge covenant of not less than 1.20x for a trailing four-quarter period, but no sooner than Lender’s receipt of the 12/31/04 audited financial statements.

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Satisfactory receipt of detailed financial statement projections of Borrower, including income statement, balance sheet and statement of cash flows on a monthly basis for the twelve months following the estimated closing date and on an annual basis for the following two fiscal years.

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Satisfactory completion of all business, environmental and legal due diligence (including collateral audit, asset appraisals, legal review of licensing agreements, environmental audit and background reference checks on (i) Borrower, (ii) its shareholders, officers and directors, (iii) each guarantor and (iv) all other credit parties).  Business due diligence to include satisfactory validation of historical EBITDA adjustments.

•	Satisfactory Fair Market Value appraisals in an amount of not less than $3,000,000 on the real estate owned by the Thomas Kinkade Family Trust and pledged to Lender.

•	No violation of applicable law, decrees, and material agreements.

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Corporate structure, capital structure, other debt instruments, material contracts, and governing documents of Borrower and affiliates, and tax effects resulting from Acquisition Transaction to be acceptable.

•	Acquisition documents, structure and terms to be otherwise acceptable.

•	Issuance of subordinated debt in an amount of not less than $1,000,000 prior to closing on acceptable terms including PIK interest payments.

•	Necessary or appropriate waivers and consents of governmental entities or third parties.

•	Collateral assignment of Life and Disability insurance policies on Mr. Thomas Kinkade to Lender and the forms and terms of such policies to be acceptable to Lender.

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Assignment of Master License Agreement between Thomas Kinkade and  Borrower and modification of such agreement to enable Lender to obtain the benefits of such agreement, in a form satisfactory to Lender.

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Insurance protection to be acceptable, including (i) Lender to be named as additional insured and loss payee, as appropriate, and (ii) all insurance policies  to provide for 30 days notice to Lender prior to cancellation, material  amendment or non-renewal.

•	Cash or property dividends, or distributions to equity holders or redemption of stock will be limited.

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Payment of royalties to Mr. Thomas Kinkade will be assigned as security to  Lender and will be subordinated to the Financing; provided that so long as no  event of default has occurred and that the Borrower has satisfied certain financial requirements (e.g., a fixed charge coverage ratio and availability covenants to be determined), Mr. Kinkade will be permitted to receive scheduled payment of royalties.

•	General and collateral releases from prior lenders; customary corporate and estoppel certificates; landlord/mortgagee/bailee/consignee/offset waivers.

•	Transaction with officers, directors, employees and affiliates will be limited.

•	No merger, sale or material change in ownership or control of Borrower, or of a material portion of its stock or assets.

•	Borrower will complete any and all forms and cooperate with Lender in complying with any margin stock regulations.

•	Governing law – California

•	Rights of: Inspection; access to facilities, management and auditors.

•	Lender syndication/assignment rights.

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As of the closing date, there will have been (i) since its last audited financial statements, no material adverse change in the business, financial or other  condition of Borrower, the industry in which it operates, or the collateral subject  to the security interest granted to Lender or in the prospects or projections of Borrower, and (ii) no litigation commenced which, if successful, would have a material adverse impact on Borrower, its business, or (iii) no litigation  commenced which would challenge the transaction under consideration which, if successful could have a material adverse impact on Lender’s liens or prospects  for repayment (collectively, a “Material Adverse Effect”).